PROSPECTUS Dated March 29, 1995                   Pricing Supplement No. 64 to
PROSPECTUS SUPPLEMENT                      Registration Statement No. 33-57833
Dated March 29, 1995                                            March 15, 1996
                                                                Rule 424(b)(3)

                                  $6,001,875

                           Morgan Stanley Group Inc.
                          MEDIUM-TERM NOTES, SERIES C
                            Senior Fixed Rate Notes

              5% MANDATORILY EXCHANGEABLE NOTES DUE MARCH 16, 1998

              Mandatorily Exchangeable For Shares of Common Stock of
                              THE AES CORPORATION

The 5% Mandatorily Exchangeable Notes due March 16, 1998 (the "Notes") are Medium-Term Notes, Series C (Senior Fixed Rate Notes) of Morgan Stanley Group Inc. (the "Company"), as further described below and in the Prospectus Supplement under "Description of Notes - Fixed Rate Notes."

The principal amount of each of the Notes being offered hereby will be $24.25 (the "Initial Price"). The Notes will mature on March 16, 1998. Interest on the Notes, at the rate of 5.0% of the principal amount per annum, is payable quarterly in arrears on each March 15, June 15, September 15 and December 15, beginning June 15, 1996.

At maturity (including as a result of acceleration or otherwise), the principal amount of each Note will be mandatorily exchanged by the Company into a number of shares of the common stock, par value $0.01 per share (the "AES Stock") of The AES Corporation ("AES") at the Exchange Rate (or, at the Company's option, cash equal to $34.04 in the case of clause (a) below). The Exchange Rate for each $24.25 principal amount of any Note is equal to, subject to certain adjustments, either (a) if the product of the Exchange Factor (as defined below) and the Market Price per share of AES Stock, determined as of the maturity of the Notes (as defined herein, the "Maturity Price"), is greater than $34.04 (the "Cap Price"), (i) the product of (x) the Exchange Factor and (y) the Cap Price divided by the Maturity Price times (ii) one share of AES Stock or (b) if the Maturity Price is less than or equal to the Cap Price, the product of the Exchange Factor and one share of AES Stock. The Exchange Factor will be set initially at 1.0, but will be subject to adjustment upon the occurrence of certain corporate events. See "Exchange at Maturity," "Maturity Price," "Exchange Factor" and "Antidilution Adjustments" in this Pricing Supplement.

Cash dividends have not been paid on the AES Stock since December 1993. The opportunity for equity appreciation afforded by an investment in the Notes is less than that afforded by an investment in the AES Stock because at maturity a holder may receive less than one share of AES Stock per Note. The value of the AES Stock received by a holder of the Notes upon exchange at maturity, determined as described herein, may be more or less than the principal amount of the Notes.

AES is not affiliated with the Company, is not involved in this offering of Notes and will have no obligations with respect to the Notes. See "Historical Information" in this Prospectus Supplement for information on the range of Market Prices for AES Stock.

The Company will cause the Market Price, any adjustments to the Exchange Factor and any other antidilution adjustments to be determined by the Calculation Agent for Chemical Bank, as Trustee under the Senior Debt Indenture.

An investment in the Notes entails risks not associated with similar investments in a conventional debt security, as described under "Risk Factors" on PS-4 through PS-6 herein.



                        PRICE 100% AND ACCRUED INTEREST

                                                            Proceeds to
                                           Agent's          -------------
                 Price to Public(1)      Commissions(2)      Company(1)
                --------------------    ----------------    -------------
Per Note....            100%                 0.25%             99.75%
Total.......         $6,001,875             $15,005          $5,986,870
_______________
(1) Plus accrued interest, if any, from March 22, 1996.

(2) The Company has agreed to indemnify the Agent against certain liabilities, including liabilities under the Securities Act of 1933.

                           MORGAN STANLEY & CO.
                               Incorporated


Capitalized terms not defined herein have the meanings given to such terms in the accompanying Prospectus Supplement.


Principal Amount:..............  $6,001,875

Maturity Date:.................  March 16, 1998

Interest Rate:.................  5.0% per annum

Interest Payment Dates.........  March 15, June 15, September 15 and December
                                 15, beginning June 15, 1996

Specified Currency:............  U.S. Dollars

Issue Price:...................  100%

Original Issue Date (Settlement
 Date):........................  March 22, 1996

Book Entry Note or Certificated
 Note:.........................  Book Entry

Senior Note or Subordinated
 Note:.........................  Senior

Denominations:.................  $24.25 and integral multiples thereof

Trustee:.......................  Chemical Bank

Exchange at Maturity:..........  At maturity (including as a result of acceleration or otherwise), the principal amount of each Note will be mandatorily exchanged by the Company, upon delivery of such Note to the Trustee, into a number of shares of AES Stock at the Exchange Rate (or, at the Company's option, cash equal to $34.04 in the case of clause (a) below). The Exchange Rate for each $24.25 principal amount of any Note is equal to either (a) if the Maturity Price (as defined below) is greater than $34.04 (the "Cap Price"), (i) the product of (x) the Exchange Factor and
                                 (y) the Cap Price divided by the Maturity
                                 Price times (ii) one share of AES Stock or
                                 (b) if the Maturity Price is less than or equal to the Cap Price, the product of the Exchange Factor and one share of AES Stock, subject in each case to any applicable antidilution adjustments as set forth under "Antidilution Adjustments" below.

                                 The Company shall, or shall cause the
                                 Calculation Agent to, (i) provide written notice to the Trustee on or prior to 10:30 a.m. on the NYSE Trading Day immediately prior to maturity of the Notes of the Company's determination to deliver AES Stock or cash equal to the Cap Price and (ii) deliver such shares of AES Stock or cash to the Trustee for delivery to the holders. The Calculation Agent shall calculate the Exchange Factor and determine the Exchange Rate applicable at the maturity of the Notes. References to payment "per Note" refer to each $24.25 principal amount of any Note.

No Fractional Shares:..........  Upon mandatory exchange of the Notes, the
                                 Company will pay cash in lieu of issuing fractional shares of AES Stock in an amount equal to the corresponding fractional Market Price of such fraction of AES Stock as determined by the Calculation Agent as of the maturity of the Notes.

Exchange Factor:...............  The Exchange Factor will be set initially at
                                 1.0, but will be subject to adjustment upon the occurrence of certain corporate events through and including the second NYSE Trading Day immediately prior to maturity. See "Antidilution Adjustments" below.

Initial Price:.................  $24.25

Maturity Price:................  Maturity Price means the product of (i) the
                                 Market Price of one share of AES Stock and
                                 (ii) the Exchange Factor, each determined as of the second NYSE Trading Day immediately prior to maturity.

Cap Price:.....................  $34.04

Market Price:..................  If AES Stock (or any other security for which a Market Price must be determined) is listed on a national securities exchange, is a security of The Nasdaq National Market ("NASDAQ NMS") or is included in the OTC Bulletin Board Service ("OTC Bulletin Board") operated by the National Association of Securities Dealers, Inc. (the "NASD"), the Market Price for one share of AES Stock (or one unit of any such other security) on any NYSE Trading Day means (i) the last reported sale price, regular way, on such day on the principal United States securities exchange registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on which AES Stock is listed or admitted to trading or (ii) if not listed or admitted to trading on any such securities exchange or if such last reported sale price is not obtainable, the last reported sale price on the over-the-counter market as reported on the NASDAQ NMS or OTC Bulletin Board on such day. If the last reported sale price is not available pursuant to clause (i) or (ii) of the preceding sentence, the Market Price for any NYSE Trading Day shall be the mean, as determined by the Calculation Agent, of the bid prices for AES Stock obtained from as many dealers in such stock, but not exceeding three, as will make such bid prices available to the Calculation Agent. The term "NASDAQ NMS" shall include any successor to such system and the term "OTC Bulletin Board Service" shall include any successor service thereto.

NYSE Trading Day:..............  A day on which trading is generally conducted in the over-the-counter market for equity securities in the United States and on the New York Stock Exchange, as determined by the Calculation Agent, and on which a Market Disruption Event (as defined below) has not occurred.

Calculation Agent:.............  Morgan Stanley & Co.  Incorporated ("MS &
                                 Co.")

                                 Because the Calculation Agent is an
                                 affiliate of the Company, potential
                                 conflicts of interest may exist between
                                 the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in making adjustments to the Exchange Factor or other antidilution adjustments or determining any Market Price or whether a Market Disruption Event has occurred. See "Antidilution Adjustments" and "Market Disruption Event" below. MS & Co. is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Risk Factors:..................  An investment in the Notes entails significant risks not associated with similar investments in a conventional debt security, including the following:

                                 The Notes combine features of equity and debt instruments. Accordingly, the terms of the Notes differ from those of ordinary debt securities in that the value of the AES Stock that a holder of the Notes will receive upon mandatory exchange of the principal amount thereof at maturity is not fixed, but is based on the price of the AES Stock and the Exchange Rate as determined at such price. Because the price of the AES Stock is subject to market fluctuations, the value of the AES Stock received by a holder of Notes upon exchange at maturity, determined as described herein, may be more or less than the principal amount of the Notes. If the Maturity Price of the AES Stock is less than the Initial Price, the amount receivable upon exchange will be less than the principal amount of the Notes, in which case an investment in the Notes may result in a loss.

                                 The opportunity for equity appreciation
                                 afforded by an investment in the Notes is less than that afforded by an investment in the AES Stock because at maturity a holder will receive less than one share of AES Stock per Note if the value of such AES Stock (as adjusted by the Exchange Factor) has appreciated above the Cap Price. In addition, because the Exchange Rate and the Maturity Price are determined as of the second NYSE Trading Day prior to maturity of the Notes and because the price of AES Stock may fluctuate after such NYSE Trading Day and prior to its delivery at maturity, the value of any AES Stock delivered at maturity may be less than the Cap Price even if the Maturity Price, as so determined, was greater than the Cap Price. The amount payable at maturity with respect to each Note will not under any circumstances exceed $34.04 per Note.

                                 Although the amount that holders of the Notes are entitled to receive at maturity is subject to adjustment for certain corporate events, such adjustments do not cover all events that could affect the Market Price of the AES Stock, including, without limitation, the occurrence of a partial tender or exchange offer for the AES Stock by AES or any third party. Such other events may adversely affect the market value of the Notes.

                                 There can be no assurance as to how the
                                 Notes will trade in the secondary market or whether such market will be liquid or illiquid. Securities with characteristics similar to the Notes are novel securities, and there is currently no secondary market for the Notes. The market value for the Notes will be affected by a number of factors in addition to the creditworthiness of the Company and the value of AES Stock, including, but not limited to, the volatility of AES Stock, the dividend rate on AES Stock, market interest and yield rates and the time remaining to the maturity of the Notes.
                                 In addition, the value of AES Stock
                                 depends on a number of interrelated
                                 factors, including economic, financial and political events, that can affect the capital markets generally and the market segment of which AES is a part and over which the Company has no control. The market value of the Notes is expected to depend primarily on changes in the Market Price of AES Stock. The price at which a holder will be able to sell Notes prior to maturity may be at a discount, which could be substantial, from the principal amount thereof, if, at such time, the Market Price of AES Stock is below, equal to or not sufficiently above the Initial Price. The historical Market Prices of AES Stock should not be taken as an indication of AES Stock's future performance during the term of any Note.

                                 The Notes will not be listed on any national securities exchange or accepted for quotation on a trading market and, as a result, pricing information for the Notes may be difficult to obtain.

                                 The Company is not affiliated with AES and, although the Company as of the date of this Pricing Supplement does not have any material non-public information concerning AES, corporate events of AES, including those described below in "Antidilution Adjustments," are beyond the Company's ability to control and are difficult to predict.

                                 AES is not involved in the offering of the Notes and has no obligations with respect to the Notes, including any obligation to take the interests of the Company or of holders of Notes into consideration for any reason. AES will not receive any of the proceeds of the offering of the Notes made hereby and is not responsible for, and has not participated in, the determination of the timing of, prices for or quantities of, the Notes offered hereby.

                                 Holders of the Notes will not be entitled to any rights with respect to the AES Stock (including, without limitation, voting rights, the rights to receive any dividends or other distributions in respect thereof and the right to tender or exchange AES Stock in any partial tender or exchange offer by AES or any third party) until such time as the Company shall deliver shares of AES Stock to holders of the Notes at maturity.

                                 Because the Calculation Agent is an affiliate of the Company, potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain adjustments to the Exchange Factor and other antidilution adjustments that may influence the determination of the amount of AES Stock or other property receivable at the maturity of the Notes. See "Antidilution Adjustments" and "Market Disruption Event."

                                 It is suggested that prospective investors who consider purchasing the Notes should reach an investment decision only after carefully considering the suitability of the Notes in light of their particular circumstances.

                                 Investors should also consider the tax
                                 consequences of investing in the Notes.  See
                                 "United States Federal Taxation" below.

Antidilution Adjustments:......  The Exchange Factor (and, in the case of paragraph 5 below, the determination of the Exchange Rate) will be adjusted as follows:

                                 1.  If AES Stock is subject to a stock
                                 split or reverse stock split, then once
                                 such split has become effective, the
                                 Exchange Factor will be adjusted to equal the product of the prior Exchange Factor and the number of shares issued in such stock split or reverse stock split with respect to one share of AES Stock.

                                 2.  If AES Stock is subject to a stock
                                 dividend (issuance of additional shares of AES Stock) that is given ratably to all holders of shares of AES Stock, then once the dividend has become effective and AES Stock is trading ex-dividend, the Exchange Factor will be adjusted so that the new Exchange Factor shall equal the prior Exchange Factor plus the product of (i) the number of shares issued with respect to one share of AES Stock and (ii) the prior Exchange Factor.

                                 3.  There will be no adjustments to the
                                 Exchange Factor to reflect cash dividends or other distributions paid with respect to AES Stock other than distributions described in clause (v) of paragraph 5 below and Extraordinary Dividends as described below.
                                 A cash dividend or other distribution with respect to AES Stock will be deemed to be an "Extraordinary Dividend" if such dividend or other distribution exceeds the immediately preceding non-Extraordinary Dividend for AES Stock by an amount equal to at least 6% of the Market Price of AES Stock on the NYSE Trading Day preceding the ex-dividend date for the payment of such Extraordinary Dividend (the "ex-dividend date"). If an Extraordinary Dividend occurs with respect to AES Stock, the Exchange Factor with respect to AES Stock will be adjusted on the ex-dividend date with respect to such Extraordinary Dividend so that the new Exchange Factor will equal the product of (i) the then current Exchange Factor and (ii) a fraction, the numerator of which is the Market Price on the NYSE Trading Day preceding the ex-dividend date, and the denominator of which is the amount by which the Market Price on the NYSE Trading Day preceding the ex-dividend date exceeds the Extraordinary Dividend Amount. The "Extraordinary Dividend Amount" with respect to an Extraordinary Dividend for AES Stock will equal (i) in the case of cash dividends or other distributions that constitute quarterly dividends, the amount per share of such Extraordinary Dividend minus the amount per share of the immediately preceding non-Extraordinary Dividend for AES Stock or
                                 (ii) in the case of cash dividends or other distributions that do not constitute quarterly dividends, the amount per share of such Extraordinary Dividend. To the extent an Extraordinary Dividend is not paid in cash, the value of the non-cash component will be determined by the Calculation Agent, whose determination shall be conclusive. A distribution on the AES Stock described in clause (v) of paragraph 5 below that also constitutes an Extraordinary Dividend shall only cause an adjustment to the Exchange Factor pursuant to clause (v) of paragraph 5.

                                 4.  If AES issues rights or warrants to all
                                 holders of AES Stock to subscribe for or purchase AES Stock at an exercise price per share less than the Market Price of the AES Stock on (i) the date the exercise price of such rights or warrants is determined and
                                 (ii) the expiration date of such rights or warrants, and if the expiration date of such rights or warrants precedes the maturity of the Notes, then the Exchange Factor will be adjusted to equal the product of the prior Exchange Factor and a fraction, the numerator of which shall be the number of shares of AES Stock outstanding immediately prior to the issuance of such rights or warrants plus the number of additional shares of AES Stock offered for subscription or purchase pursuant to such rights or warrants and the denominator of which shall be the number of shares of AES Stock outstanding immediately prior to the issuance of such rights or warrants plus the number of additional shares of AES Stock which the aggregate offering price of the total number of shares of AES Stock so offered for subscription or purchase pursuant to such rights or warrants would purchase at the Market Price on the expiration date of such rights or warrants, which shall be determined by multiplying such total number of shares offered by the exercise price of such rights or warrants and dividing the product so obtained by such Market Price.

                                 5. If (i) there occurs any reclassification of AES Stock, (ii) AES, or any surviving entity or subsequent surviving entity of AES (an "AES Successor") has been subject to a merger, combination or consolidation and is not the surviving entity, (iii) any statutory exchange of securities of AES or any AES Successor with another corporation occurs (other than pursuant to clause (ii) above),
                                 (iv) AES is liquidated, (v) AES issues to all of its shareholders equity securities of an issuer other than AES (other than in a transaction described in clauses (ii), (iii) or (iv) above) (a "Spin-off Event") or (vi) a tender or exchange offer is consummated for all the outstanding shares of AES Stock (any such event in clauses (i) through (vi) a "Reorganization Event"), the method of determining the Exchange Rate in respect of the amount payable upon exchange at maturity for each Note will be adjusted to provide that each holder of Notes will receive at maturity, in respect of each $24.25 principal amount of each Note, securities, cash or any other assets distributed in any such Reorganization Event, including, in the case of a Spin-off Event, the share of AES Stock with respect to which the spun-off security was issued (collectively, the "Exchange Property") (or, at the sole option of the Company, cash equal to the Cap Price, in the case of clause (a) below) in an amount with a value equal to either (a) if the Transaction Value (as defined below) is greater than the Cap Price, the Cap Price or (b) if the Transaction Value is less than or equal to the Cap Price, the Transaction Value; provided that, if the Exchange Property received in any such Reorganization Event consists only of cash, the maturity date of the Notes will be deemed to be accelerated to the date on which such cash is distributed to holders of AES Stock. If Exchange Property consists of more than one type of property, holders of Notes will receive at maturity a pro rata share of each such type of Exchange Property. "Transaction Value" means the sum of (i) for any cash received in any such Reorganization Event, the amount of cash received per share of AES Stock, as adjusted by the Exchange Factor, (ii) for any property other than cash or securities received in any such Reorganization Event, the market value of such Exchange Property received for each share of AES Stock at the date of the receipt of such Exchange Property, as adjusted by the Exchange Factor, as determined by the Calculation Agent and (iii) for any security received in any such Reorganization Event, an amount equal to the Market Price per share of such security as of the second NYSE Trading Day immediately prior to the maturity of the Notes multiplied by the quantity of such security received for each share of AES Stock, as adjusted by the Exchange Factor.

                                 For purposes of paragraph 5 above, in the case of a consummated tender or exchange offer for all Exchange Property of a particular type, Exchange Property shall be deemed to include the amount of cash or other property paid by the offeror in the tender or exchange offer with respect to such Exchange Property (in an amount determined on the basis of the rate of exchange in such tender or exchange offer). In the event of a tender or exchange offer with respect to Exchange Property in which an offeree may elect to receive cash or other property, Exchange Property shall be deemed to include the kind and amount of cash and other property received by offerees who elect to receive cash.

                                 No adjustments to the Exchange Factor or Exchange Rate will be required unless such adjustment would require a change of at least 0.1% in the Exchange Factor or Exchange Rate then in effect. The Exchange Factor or Exchange Rate resulting from any of the adjustments specified above will be rounded to the nearest one thousandth with five ten-thousandths being rounded upward.

                                 No adjustments to the Exchange Factor or Exchange Rate will be made other than those specified above. The adjustments specified above do not cover all events that could affect the Market Price of the AES Stock, including, without limitation, a partial tender or exchange offer for the AES Stock.

                                 NOTWITHSTANDING THE FOREGOING, THE AMOUNT
                                 PAYABLE AT MATURITY WITH RESPECT TO EACH NOTE WILL NOT UNDER ANY CIRCUMSTANCES EXCEED
                                 $34.04   PER NOTE.

                                 The Calculation Agent shall be solely
                                 responsible for the determination and
                                 calculation of any adjustments to the
                                 Exchange Factor or Exchange Rate and of
                                 any related determinations and
                                 calculations with respect to any
                                 distributions of stock, other securities or other property or assets (including cash) in connection with any corporate event described in paragraph 5 above, and its determinations and calculations with respect thereto shall be conclusive.

                                 The Calculation Agent will provide
                                 information as to any adjustments to the Exchange Factor or Exchange Rate upon written request by any holder of the Notes.

Market Disruption Event:.......  "Market Disruption Event" means, with respect to AES Stock:

                                  (i) a suspension, absence or material
                                 limitation of trading of AES Stock on the primary market for AES Stock for more than two hours of trading or during the one-half hour period preceding the close of trading in such market; or the suspension or material limitation on the primary market for trading in options contracts related to AES Stock, if available, during the one-half hour period preceding the close of trading in the applicable market, in each case as determined by the Calculation Agent in its sole discretion; and

                                  (ii) a determination by the Calculation
                                 Agent in its sole discretion that the event described in clause (i) above materially interfered with the ability of the Company or any of its affiliates to unwind all or a material portion of the hedge with respect to the Notes.

                                 For purposes of determining whether a Market
                                 Disruption Event has occurred: (1) a
                                 limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange, (2) a decision to permanently discontinue trading in the relevant option contract will not constitute a Market Disruption Event, (3) limitations pursuant to New York Stock Exchange Rule 80A (or any applicable rule or regulation enacted or promulgated by the New York Stock Exchange, any other self-regulatory organization or the Securities and Exchange Commission of similar scope as determined by the Calculation Agent) on trading during significant market fluctuations shall constitute a Market Disruption Event, (4) a suspension of trading in an options contract on AES
                                 Stock by the primary securities market
                                 trading in such options, if available, by reason of (x) a price change exceeding limits set by such securities exchange or market, (y) an imbalance of orders relating to such contracts or (z) a disparity in bid and ask quotes relating to such contracts will constitute a suspension or material limitation of trading in options contracts related to AES Stock and (5) an "absence of trading" on the primary securities market on which options contracts related to AES Stock are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances.

AES Stock; Public Information..  AES Stock is registered under the Exchange
                                 Act. Companies with securities registered under the Exchange Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the "Commission"). Information provided to or filed with the Commission is available at the offices of the Commission specified under "Available Information" in the accompanying Prospectus. In addition, information regarding AES may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. The Company makes no representation or warranty as to the accuracy or completeness of such reports.

                                 THIS PRICING SUPPLEMENT RELATES ONLY TO THE
                                 NOTES OFFERED HEREBY AND DOES NOT RELATE TO
                                 AES STOCK OR OTHER SECURITIES OF AES.  ALL
                                 DISCLOSURES CONTAINED IN THIS PRICING
                                 SUPPLEMENT REGARDING AES ARE DERIVED FROM THE PUBLICLY AVAILABLE DOCUMENTS DESCRIBED IN THE PRECEDING PARAGRAPH. NEITHER THE COMPANY NOR THE AGENT HAS PARTICIPATED IN THE PREPARATION OF SUCH DOCUMENTS OR MADE ANY DUE DILIGENCE INQUIRY WITH RESPECT TO AES NEITHER THE COMPANY NOR THE AGENT MAKES ANY REPRESENTATION THAT SUCH PUBLICLY AVAILABLE DOCUMENTS OR ANY OTHER PUBLICLY AVAILABLE INFORMATION REGARDING AES ARE ACCURATE OR COMPLETE. FURTHERMORE, THERE CAN BE NO ASSURANCE THAT ALL EVENTS OCCURRING PRIOR TO THE DATE HEREOF (INCLUDING EVENTS THAT WOULD AFFECT THE ACCURACY OR COMPLETENESS OF THE PUBLICLY AVAILABLE DOCUMENTS DESCRIBED IN THE PRECEDING PARAGRAPH) THAT WOULD AFFECT THE TRADING PRICE OF AES STOCK (AND THEREFORE THE INITIAL PRICE AND THE CAP PRICE) HAVE BEEN PUBLICLY DISCLOSED. SUBSEQUENT DISCLOSURE OF ANY SUCH EVENTS OR THE DISCLOSURE OF OR FAILURE TO DISCLOSE MATERIAL FUTURE EVENTS CONCERNING AES COULD AFFECT THE VALUE RECEIVED AT MATURITY WITH RESPECT TO THE NOTES AND THEREFORE THE TRADING PRICES OF THE NOTES.

                                 NEITHER THE COMPANY NOR ANY OF ITS AFFILIATES MAKES ANY REPRESENTATION TO ANY PURCHASER OF NOTES AS TO THE PERFORMANCE OF AES STOCK.

                                 The Company or its affiliates may presently or from time to time engage in business with AES including extending loans to, or making equity investments in, AES or providing advisory services to AES, including merger and acquisition advisory services. In the course of such business, the Company or its affiliates may acquire non-public information with respect to AES and, in addition, one or more affiliates of the Company may publish research reports with respect to AES The Company does not make any representation to any purchaser of Notes with respect to any matters whatsoever relating to AES Any prospective purchaser of a Note should undertake an independent investigation of AES as in its judgment is appropriate to make an informed decision with respect to an investment in AES Stock.

Historical Information.........  The following table sets forth the high and low Market Prices and Dividends per Share during 1993, 1994, 1995 and during 1996, through March 15, 1996.  The Market Price on
                                 March 15, 1996 was $24.375.  The Market
                                 Prices and Dividends per Share listed below were obtained from Bloomberg Financial Markets and the Company believes such information to be accurate. However, neither the Company nor the Agent makes any representation as to the accuracy of such information. The historical prices of AES Stock should not be taken as an indication of future performance, and no assurance can be given that the price of AES Stock will not decrease so that the beneficial owners of the Notes will receive at maturity shares of AES Stock worth less than the principal amount of the Notes. Nor can assurance be given that the price of AES Stock will increase above the Initial Price so that at maturity the beneficial owners of the Notes will receive an amount in excess of the principal amount of the Notes.

                                                         Dividends
                                                            per
         AES*                 High           Low          Share**
-----------------------    -----------       ---        -----------
(CUSIP # 00130H105)

1993:
First Quarter..........     $19 29/32      $17 5/32       $.2589
Second Quarter.........      20 23/32       18 39/64         -
Third Quarter..........      21  1/32       19 37/64       .1618
Fourth Quarter.........      22 21/32       20 1/16        .1618

1994:
First Quarter..........     23 25/32        20               -
Second Quarter.........     21 1/2          16 3/8           -
Third Quarter..........     19 3/4          15 3/4           -
Fourth Quarter.........     21 1/4          17 3/4           -

1995:
First Quarter..........     19 3/4          16 5/16          -
Second Quarter.........     19              16 1/4           -
Third Quarter..........     21              18 1/2           -
Fourth Quarter.........     23 7/8          19               -

1996:
First Quarter
  through
  March 15, 1996.......     24 3/4          21               -


                                 * Historical prices and Dividends per Share have been adjusted for a 3 for 2 stock split of the AES Stock and for a 3.0% stock dividend, both of which became effective in the First Quarter of 1994.

                                 ** AES paid semiannual dividends of $.2589 through the First Quarter of 1993 and beginning in the Third Quarter of 1993, it paid quarterly dividends of $.1618, each adjusted as described in the preceding footnote. AES has not paid cash dividends on the AES Stock since December 1993. The Company makes no representation as to the amount of dividends, if any, that AES will pay in the future. In any event, holders of the Notes will not be entitled to receive dividends, if any, that may be payable on AES Stock.

Use of Proceeds and Hedging:...  The net proceeds to be received by the
                                 Company from the sale of the Notes will be used for general corporate purposes and, in part, by the Company or one or more of its affiliates in connection with hedging the Company's obligations under the Notes. See also "Use of Proceeds" in the accompanying Prospectus.

                                 Prior to and on the date of this Pricing
                                 Supplement, the Company, through its
                                 subsidiaries and others, hedged its
                                 anticipated exposure in connection with the Notes by taking positions in AES Stock. Such hedging was carried out in a manner designed to minimize any impact on the price of AES Stock. Purchase activity could potentially have increased the price of AES Stock, and therefore effectively have increased the level to which AES Stock must rise before a holder of a Note would receive at maturity an amount of AES Stock worth as much as or more than the principal amount of the Notes. Although the Company has no reason to believe that its hedging activity had a material impact on the price of AES Stock, there can be no assurance that the Company did not, or in the future will not, affect such price as a result of its hedging activities. The Company, through its subsidiaries, is likely to modify its hedge position throughout the life of the Notes by purchasing and selling AES Stock, options contracts on AES Stock listed on major securities markets or positions in any other instruments that it may wish to use in connection with such hedging.

United States Federal Taxation:  The following discussion is based on the opinion of Davis Polk & Wardwell, special tax counsel to the Company. This discussion supplements the "United States Federal Taxation" section in the accompanying Prospectus Supplement and should be read in conjunction therewith. Any limitations on disclosure and any defined terms contained therein are equally applicable to the summary below.

                                 Because of the absence of authority on point, there are substantive uncertainties regarding the U.S. federal income tax consequences of an investment in the Notes. The Company intends to treat the Notes as indebtedness of the Company and such treatment is binding on the Company and on all holders except for holders who disclose on their tax returns that they are treating the Notes in a manner that is inconsistent with the Company's treatment of the Notes. The Company's treatment is not, however, binding upon the Internal Revenue Service or the courts, and there can be no assurance that it will be accepted.

                                 The Company presently intends to treat the coupon interest on the Notes as reportable interest. Under this approach, such interest would be taxable to a United States Holder as ordinary interest income at the time it accrues or is received in accordance with the United States Holder's method of accounting for United States income tax purposes.

                                 Although proposed Treasury regulations
                                 addressing the treatment of contingent debt instruments were issued on December 15, 1994, such regulations, which generally would require current accrual of contingent amounts and would affect the character of gain on the sale, exchange or retirement of debt, by their terms apply only to debt instruments issued on or after the 60th day after the regulations are finalized.

                                 Under general United States federal income tax principles, upon maturity of a Note, a United States Holder will recognize gain or loss, if any, equal to the difference between the amount realized at maturity and such Holder's tax basis in the Note. It is unclear under existing law whether gain recognized at maturity will be treated as ordinary or capital in character. Subject to further guidance from the Internal Revenue Service, however, the Company intends to treat such gain as interest income and to report such amounts accordingly.
                                 Prospective investors should consult with their tax advisors regarding the character of gain recognized at maturity.

                                 United States Holders that have acquired debt instruments similar to the Notes and have accounted for such debt instruments under proposed, but subsequently withdrawn, Treasury regulations may be deemed to have established a method of accounting that must be followed with respect to the Notes, unless consent of the Commissioner of the Internal Revenue Service is obtained to change such method. Absent such consent, such a Holder would be required to account for the Notes in the manner prescribed in such withdrawn Treasury regulations. The Internal Revenue Service, however, would not be required to accept such method as correct.

                                 Any gain or loss recognized on the sale or exchange of a Note prior to the establishment of the Maturity Price will be treated as capital in character.

                                 There can be no assurance that the ultimate tax treatment of the Notes would not differ significantly from the description herein. Prospective investors are urged to consult their tax advisors as to the possible consequences of holding the Notes.

                                 See also "United States Federal Taxation" in the accompanying Prospectus Supplement.